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About CGI

Founded in 1976, CGI Group Inc. ("CGI") is one of the largest independent information technology and business process services firms in the world. CGI and its affiliated companies employ approximately 24,500 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States of America ("US"), Europe, Asia Pacific as well as from centers of excellence in Canada, the US, Europe and India. CGI's annualized revenue run rate is currently CDN$3.5 billion (US$3.1 billion) and at June 30, 2006, CGI's order backlog was CDN$13.3 billion (US$11.9 billion). CGI's shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices.

CGI Group Inc. **Quarterly Report 3**

For the third quarter ended June 30, 2006

Stock Exchanges

Toronto Stock Exchange: GIB.A*

New York Stock Exchange: GIB

* Effective May 29, 2006, the TSX Group discontinued the "special voting" (.SV) extension on its equity exchanges.

Shares Outstanding (as of June 30, 2006)

304,918,377 Class A subordinate shares
34,208,159 Class B shares

Third Quarter Fiscal 2006 Trading History

TSX	(CDN$)	NYSE	(US$)
Open:	$7.75	Open:	$6.58
High:	$8.50	High:	$7.38
Low:	$6.84	Low:	$6.16
Close:	$6.96	Close:	$6.18
Average Daily		Average Daily	
Trading Vol.:	1,513,200	Trading Vol.:	75,364

Transfer Agent

Computershare Trust Company of Canada
1 (800) 564-6253

Investor Relations

Lorne Gorber
Vice-President
Corporate Communications and
Investor Relations
Telephone: (514) 841-3355
lorne.gorber@cgi.com

www.cgi.com



CGI Group Inc.
Management's Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2006

Table of Contents

CGI Group Inc.
Management's Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2006
July 26, 2006

Introduction
Throughout this document, CGI Group Inc. is referred as to "CGI", "we" , "our" or "Company". This Management's Discussion and Analysis of Financial Position and Results of Operations ("MD&A") should be read in conjunction with the consolidated financial statements and notes thereto for the three months and nine months ended June 30, 2006 and 2005, and with the fiscal 2005 Annual Report, including the section on risks and uncertainties. The Company's accounting policies are in accordance with Canadian generally accepted accounting principles ("GAAP") of the Canadian Institute of Chartered Accountants ("CICA"). These differ in some respects from GAAP in the US ("US GAAP"). A reconciliation of our earnings with US GAAP is provided in Note 12 of the consolidated financial statements. All dollar amounts are in Canadian dollars unless otherwise indicated.

Forward-looking Statements
All statements in this MD&A that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are "forward-looking information" within the meaning of sections 138.3 and following of the Ontario Securities Act. These statements and this information represent CGI Group Inc.'s ("CGI") intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include and are not restricted to the timing and size of new contracts, acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A, in CGI's Annual Report or Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), the Company's Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words "believe," "estimate," "expect," "intend," "anticipate," "foresee," "plan," and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information. You will find more information about the risks that could cause our actual results to significantly differ from our current expectations in the Risks and Uncertainties section.

Non-GAAP Measures
The Company reports its financial results in accordance with GAAP. However, in this MD&A certain non-GAAP financial measures are used, which include:

1. Earnings before restructuring costs related to specific items, interest on long-term debt, other income-net, gain on sale and earnings from an investment in an entity subject to significant influence, gain on sale of assets, income taxes and net earnings from discontinued operations ("adjusted EBIT") and

Management's Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2006

2. Net earnings from continuing operations prior to restructuring costs related to specific items.

Adjusted EBIT is used by our management as a measure of our operating performance as it provides information that can be used to evaluate the effectiveness of our business from an operational perspective. A reconciliation of this item to its closest GAAP measure may be found on page 13.

Net earnings from continuing operations prior to restructuring costs related to specific items is used by our management as a measure of our operating performance excluding restructuring activities. A reconciliation of this item to its closest GAAP measure may be found on page 15.

Management believes that these non-GAAP measures provide useful information to investors regarding the Company's financial condition and results of operations as they provide additional measures of its performance. They also provide investors with measures of performance to compare our results between periods without regards to specified items. These non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. They should be considered as supplemental in nature and not a substitute for the related financial information prepared in accordance with GAAP.

About our Business

Headquartered in Montreal, Canada, CGI provides end-to-end information technology services (commonly referred to as IT services) and business process services ("BPS") to clients worldwide, utilizing a highly customized, cost efficient delivery model. The Company's delivery model provides for work to be carried out onsite at client premises, or through one of its centers of excellence located in North America, Europe and India. We also have a number of leading business solutions that support long-term client relationships. Our services are generally broken down as:

- Consulting – CGI provides a full range of IT and management consulting services, including business transformation, IT strategic planning, business process engineering and systems architecture.
- Systems integration – CGI integrates and customizes leading technologies and software applications to create IT systems that respond to clients' strategic needs.
- Management of IT and business functions (outsourcing) – Clients delegate entire or partial responsibility for their IT or business functions to CGI to achieve significant savings and access the best information technology, while retaining control over strategic IT and business functions. As part of such agreements, we implement our quality processes and best-of-breed practices to improve the efficiency of the clients' operations. We also integrate clients' operations into our technology network. Finally, we may hire clients' IT and specialized professionals, enabling them to focus on mission critical operations. Services provided as part of an outsourcing contract may include development and integration of new projects and applications; applications maintenance and support; technology management (enterprise and end-user computing and network services); transaction and business processing for the financial services sector, as well as other services such as payroll and document management services. Outsourcing contracts typically last from five to ten years and are renewable.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2006

Our operations are managed through two lines of business ("LOB"), in addition to Corporate services, namely: IT services and BPS. The focus of these LOBs is as follows:

- The IT services LOB provides a full range of IT services, including systems integration, consulting and outsourcing, to clients located in North America, Europe and Asia Pacific. Our professionals and facilities in centers of excellence in North America, Europe and India also provide IT and BPS services to clients as an integral part of our homeshore, nearshore and offshore delivery model.
- Services provided by the BPS LOB include business processing for the financial services sector, as well as other services such as payroll and document management services.

Competitive Environment

Since September 30, 2005, there were no significant changes to our competitive environment. Please refer to our 2005 annual report for more details.

Quarterly Variances

You can refer to our March 31, 2006, quarterly report for the section on the factors causing quarterly variances, which may not be reflective of the company's future performance.

Overview of the Quarter

Revenue in the third quarter of 2006 was lower compared with the third quarter of 2005 due to the negative impact of currency and a decrease in revenue from the company's largest customer, BCE. The impact of currency compared with the third quarter of 2005 was $38.2 million while BCE spending was $40.1 million lower than the third quarter of 2005. On a sequential basis, the negative impact of currency was $7.9 million. BCE revenue, sequentially, increased by $5.3 million.

Net earnings from continuing operations before restructuring costs related to specific items in the third quarter of 2006 were $46.4 million, compared with $34.8 million in the second quarter of 2006 and $56.6 million in the third quarter of 2005.

Net earnings from continuing operations in the third quarter of 2006 were $35.9 million, compared with $14.1 million in the previous quarter and $56.6 million in the third quarter of 2005.

On a basic and fully diluted earnings per share basis, before restructuring costs related to specific items, the Company earned 14 cents per share, compared with 10 cents per share in the previous quarter and 13 cents per share compared with the third quarter of 2005.

On a basic and fully diluted earnings per share basis, the Company earned 11 cents per share in the third quarter, compared with 4 cents per share in the second quarter of 2006 and 13 cents per share compared with the third quarter of 2005.

Operationally, the third quarter of CGI's fiscal 2006 was focused on maintaining revenue while improving profitability as outlined in the action plan announced on March 29, 2006. Accordingly, a pre-tax charge for severance and other related benefits, totaling $15.0 million was taken

Management's Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2006

in the third quarter bringing the total charge of the program thus far to $46.3 million. The Company expects to incur the remaining charge of approximately $44 million over the course of this calendar year and continues to anticipate a one-year payback.

The Company continues to generate significant cash from operating activities, totaling $108.3 million during its third quarter compared with $82.0 million in the second quarter of 2006. In addition, the Company's long-term debt was reduced from $962.2 million at the end of March 2006 to $810.7 million at the end of June 2006. The Company ended the third quarter with $154.5 million in cash and cash equivalents on hand for a net long-term debt of $656.2 million.

New Contracts, Extensions and Renewals
During the third quarter of 2006, CGI announced new contracts, extensions and renewals including, but not limited to, the following:
- April 5: Seven-year contract signings totaling US$100 million by leading local governments for its AMS Advantage® ERP Suite. The City of New York has committed to implement the latest version of AMS Advantage to serve as the foundation for its enterprise-wide financial management and budgetary control systems. In addition, Wake County, North Carolina, has chosen the AMS Advantage ® ERP Suite to support the county's human resources, finance and budget systems.
- April 6: 10-year IT outsourcing contract valued at $130 million with Cirque du Soleil. CGI will provide operation and support for the evolution of Cirque du Soleil's global technology infrastructure and applications.
- April 11: Seven-year agreement valued at between US$45 to US$75 million to provide Universal Insurance of North America with policy and accounting business process services.
- April 24: Two-year IT contract renewal valued at $50 million with the Caisse de dépôt et placement du Québec. The services covered by this agreement include infrastructure management, production services, a "one-stop service" call center, office technology support, maintenance of a large number of business applications, and the development and integration of solutions.
- June 7: Two and a half year contract worth US$10 million with the City and County of Honolulu. CGI will integrate its web-based AMS Advantage® ERP Suite to centralize and support core financial and human resources processes and systems such as general ledger, accounts payable, purchasing, fixed assets, payroll and other related services.

Acquisition
On June 1, 2006, CGI acquired Plaut Consulting SAS ("Plaut"), a management and technology consulting firm with approximately 120 professionals. Plaut was a privately-held corporation located in Paris, France, mostly recognized for its expertise in implementing SAP solutions and guiding its worldwide clients through organizational and information systems transformation projects.

Share Repurchase Program
In the third quarter, under the terms of the Normal Course issuer bid, the Company did not buy back any of its Class A subordinates shares.

Warrants
On April 6, 2006, BCE exercised its warrant for 3,131,236 Class A subordinate voting shares at a price of $6.55 each. BCE received its warrant in accordance with its pre-emptive rights under the former CGI Shareholders' Agreement, which was terminated on January 12, 2006. On April 28, 2006, the Class B shareholders of CGI exercised their warrants for 435,991 Class B shares at a price of $6.55 each. These

Management's Discussion and Analysis of Financial Position and Results of Operations

For the third quarter ended June 30, 2006

warrants are related to La Fédération des caisses Desjardins du Québec ("Desjardins") warrants exercised during the second quarter 2006 in connection with a 10-year outsourcing agreement signed with Desjardins in 2001.

At June 30, 2006, the Company had no further warrants outstanding.

Key Performance Indicators

Below are some of the Company's quarterly key performance indicators and their trends. These metrics are continuously monitored, evaluated and benchmarked against a global peer group.

	3 months ended June 30, 2006	3 months ended March 31, 2006	3 months ended Dec. 31, 2005	3 months ended Sept. 30, 2005	3 months ended June 30, 2005
Backlog [1] *(in millions of dollars)*	**13,303**	13,686	12,901	12,863	12,934
Bookings *(in millions of dollars)*	**787**	1,746	1,002	666	1,025
Revenue				Restated	Restated
Year-over-year revenue variation prior to foreign currency impact	**-3.4%**	-2.4%	-1.3%	-	14.8%
Profitability					
Adjusted EBIT margin	**9.0%**	7.2%	8.8%	9.9%	9.6%
Net earnings margin	**4.1%**	1.6%	6.3%	6.2%	6.2%
Net earnings margin prior to restructuring costs related to specific items	**5.4%**	4.0%	6.3%	6.2%	6.2%
EPS from continuing operations (*in dollars*)	**0.11**	0.04	0.13	0.13	0.13
EPS from continuing operations prior to restructuring costs related to specific items (*in dollars*)	**0.14**	0.10	0.13	0.13	0.13
Cash generation / Financial structure					
Cash provided by continuing operating activities *(in '000 of dollars)*	**108,309**	82,022	63,374	121,740	188,503
Days sales outstanding [2]	**48**	50	50	48	47
Net debt to capitalization ratio [3]	**25.5%**	28.2%	-	0.3%	1.7%

1: Backlog includes new contracts wins, extensions and renewals signed in the quarter, partially offset by the backlog consumed during the quarter as a result of client work performed and adjustments related to the volume, cancellation and/or the impact of foreign currencies to our existing contracts. Backlog incorporates estimates from management that are subject to change from time to time.

2: The days sales outstanding ("DSO") is obtained by subtracting deferred revenue and tax credits receivable from accounts receivable and work in progress; the result is divided by the average daily revenue for the quarter calculated as total quarterly revenue over 90 days.

3: The net debt to capitalization ratio represents the proportion of long-term debt net of cash and cash equivalents over the sum of shareholders' equity and long-term debt.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2006

Financial Review

Revenue Variation

	3 months ended June 30, 2006	3 months ended June 30, 2005	9 months ended June 30, 2006	9 months ended June 30, 2005
		Restated		Restated
Revenue *(in '000 of dollars)*	866,504	936,394	2,631,803	2,781,146
Variation prior to foreign currency impact	-3.4%	14.8%	-2.4%	29.2%
Foreign currency impact	-4.1%	-3.6%	-3.0%	-3.5%
Variation over previous year	-7.5%	11.2%	-5.4%	25.7%

For the three-month and nine-month periods ended June 30, 2006, the variation in the Company's revenue prior to foreign currency impact resulted primarily from a decrease in revenue from the BCE Inc. family of companies ("BCE") over the last two quarters, the ramping down and termination of isolated contracts not meeting our profitability standards as well as the sale of our electronic switching assets in December 2005. These were partially offset by business won from new and existing clients, and by the acquisitions made in these periods.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2006

Revenue by LOB

(in '000 of dollars)	3 months ended June 30, 2006	3 months ended June 30, 2005	Change	9 months ended June 30, 2006	9 months ended June 30, 2005	Change
	$	$ Restated	%	$	$ Restated	%
IT services prior to foreign currency impact	**798,235**	825,051	(3.3)	**2,390,155**	2,447,507	(2.3)
Foreign currency impact	**(34,129)**	-	(4.1)	**(75,347)**	-	(3.1)
IT services	**764,106**	825,051	(7.4)	**2,314,808**	2,447,507	(5.4)
BPS prior to foreign currency impact	**106,515**	111,343	(4.3)	**325,197**	333,639	(2.5)
Foreign currency impact	**(4,117)**	-	(3.7)	**(8,202)**	-	(2.5)
BPS	**102,398**	111,343	(8.0)	**316,995**	333,639	(5.0)
Revenue	**866,504**	936,394	(7.5)	**2,631,803**	2,781,146	(5.4)

The Company has two LOBs, reflecting our global delivery approach in providing IT and business process services to our clients. We manage our operations, evaluate each LOB's performance and report segmented information according to this approach. (See Note 9 of the consolidated financial statements for the three-month and nine-month periods ended June 30, 2006).

On a constant currency basis, in the IT services segment, revenue decreased for the three and nine months periods reflecting lower work volume from BCE and the ramping down and termination of isolated contracts not meeting our profitability standards. The decrease in revenue was offset to some extent by business won from new and existing clients as well as from the acquisitions made in the period.

In the BPS LOB, on a constant currency basis, revenue decreased for the three and nine months periods due to the sale of our electronic switching assets in December 2005, and the termination of a contract not meeting our profitability standards. The negative variance in revenue was partially offset by the ramping-up of existing contracts and new work in the government and healthcare sectors in the US.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2006

Revenue distribution
The following tables provide additionnal information regarding our revenue mix:

  

Contract Types	Geographic markets	Targeted Verticals

A. Management of IT and business functions (outsourcing)
   i)   IT services 40%
   ii) Business process services 11%
B. Systems integration and consulting 49%
	A. Canada 59%
	B. U.S. 34%
	C. Europe and Asia Pacific 7%
		A. Financial services 35%
		B. Government and healthcare 33%
		C. Telecommunications and utilities 19%
		D. Retail and distribution 6%
		E. Manufacturing 7%

BCE Revenue
In the third quarter 2006, the BCE Inc. family of companies, our largest client, represented 11.3% of our revenue, compared to 14.7% in the same period of 2005.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2006

Expenses

(in '000 of dollars)	3 months ended June 30, 2006	3 months ended June 30, 2005	Change	9 months ended June 30, 2006	9 months ended June 30, 2005	Change
	$	$ Restated	%	$	$ Restated	%
Costs of services, selling and administrative	**746,395**	802,312	(7.0)	**2,282,948**	2,389,639	(4.5)
As a percentage of revenue	**86.1%**	*85.7%*		**86.7%**	*85.9%*	
Sale of right	**-**	(11,000)		**-**	(11,000)	
As a percentage of revenue	**-**	*-1.2%*		**-**	*-0.4%*	
Amortization						
Capital assets	**7,573**	10,342	(26.8)	**25,512**	32,678	(21.9)
Contract costs related to transition costs	**4,055**	3,427	18.3	**12,044**	10,689	12.7
Finite-life intangibles	**30,839**	31,539	(2.2)	**91,087**	92,821	(1.9)
Impairment of contract costs and finite-life intangibles	**-**	9,601	-	**997**	9,601	(89.6)
Total amortization	**42,467**	54,909	(22.7)	**129,640**	145,789	(11.1)

For the three-month and nine-month periods ended June 30, 2006, the change in the amount of costs of services, selling and administrative expenses resulted mainly from the competitve strenghtening program initiated in the last quarter to reduce costs.

The decrease in amortization expenses was mainly related to a $9.6 million impairment to contract costs and business solutions related to our Canadian credit unions business which occurred in the third quarter of 2005. Partially offsetting this was the amortization of contract costs related to transitioning new contracts.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2006

Adjusted EBIT by LOB

(in '000 of dollars)	3 months ended June 30, 2006	3 months ended June 30, 2005	Change	9 months ended June 30, 2006	9 months ended June 30, 2005	Change
	$	$ Restated	%	$	$ Restated	%
IT services	**85,572**	92,268	(7.3)	**241,040**	266,590	(9.6)
	11.2%	*11.2%*		*10.4%*	*10.9%*	
BPS	**13,178**	20,868	(36.9)	**38,598**	54,152	(28.7)
	12.9%	*18.7%*		*12.2%*	*16.2%*	
Corporate	**(21,108)**	(22,963)	(8.1)	**(60,423)**	(64,024)	(5.6)
	-2.4%	*-2.5%*		*-2.3%*	*-2.3%*	
Adjusted EBIT	**77,642**	90,173	(13.9)	**219,215**	256,718	(14.6)
Adjusted EBIT margin	*9.0%*	*9.6%*		*8.3%*	*9.2%*	

The year-over-year variance in the adjusted EBIT of IT services for the three-month and nine-month periods ended June 30, 2006 resulted mainly from a less than anticipated level of work received from BCE over the last two quarters, partially offset by additional work from the new and existing clients and savings coming from the competitive position strengthening program initiated in March 2006.

For BPS, the year-over-year change in adjusted EBIT for the three-month and nine-month periods ended June 30, 2006, reflected the nonrecurring gain in our credit union operations and the on-going costs related to a business solution developed for the brokerage industry.

For the three and nine-month periods ended June 30, 2006, the decrease in corporate expenses is mainly due to the savings achieved as part of the Company's on-going action plan.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2006

Income from continuing operations before income taxes

The following table provides, for the periods indicated, a reconciliation between our adjusted EBIT and earnings from continuing operations before income taxes which is reported in accordance with Canadian GAAP:

	3 months ended June 30, 2006	3 months ended June 30, 2005	Change	9 months ended June 30, 2006	9 months ended June 30, 2005	Change
(in '000 of dollars)	$	$ Restated	%	$	$ Restated	%
Adjusted EBIT	77,642	90,173	(13.9)	219,215	256,718	(14.6)
Adjusted EBIT margin	*9.0%*	*9.6%*		*8.3%*	*9.2%*	
Restructuring costs related to specific items	15,020	-		46,335	-	
Interest expense						
Interest on long-term debt	13,146	5,228	151.4	29,852	19,207	55.4
Other income, net	(2,193)	(1,499)	42.3	(5,804)	(5,646)	21.9
Net interest expense	10,953	3,729	193.7	24,048	13,561	77.3
Gain on sale and earnings from an investment in an entity subject to significant influence	-	-		-	(4,537)	
Gain on sale of assets	-	-		(10,475)	-	
Earnings from continuing operations before income taxes	51,669	86,444	(40.2)	159,307	247,694	(35.7)

Restructuring Costs Related to Specific Items

During the third quarter of fiscal 2006, as part of actions announced on March 29, 2006 intended to strengthen our competitive position, each business unit and global function, including corporate, was re-examined at a granular level. A pre-tax charge for severance and consolidation and closure of facilities totaling $15.0 million was recorded in the third quarter, bringing the year-to-date total to $46.3 million. The remaining estimated charge of $44.0 million will be recorded over the remainder of calendar 2006. As a result, the Company expects a one-year payback. These amounts are net of BCE's $10.0 million maximum contribution ($3.9 million in the third quarter of 2006, $7.9 million for the nine months ended on June 30, 2006) for severance payments as per the amended commercial agreements between BCE and CGI. As of June 30, 2006, total headcount reductions were approximately 850.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2006

The following table details the restructuring costs related to specific items recorded in the statement of earnings during the nine months ended June 30, 2006:

(in '000 of dollars)	Severance	Consolidation and closure of facilities	Total
	$	$	$
IT Services	42,812	4,296	47,108
BPS	2,193	215	2,408
Corporate	2,759	1,984	4,743
BCE Inc. contribution	(7,924)	-	(7,924)
Restructuring costs related to specific items	**39,840**	**6,495**	**46,335**

Interest Expense
The change for the three-month and nine-month periods ended June 30, 2006 reflected the increase in long-term debt required to finance part of the BCE share buyback which was announced in the first quarter of 2006.

Gain on Sale and Earnings from an Investment in an Entity Subject to Significant Influence
The sale of our interest in Nexxlink Technologies Inc. had yielded a pre-tax gain in the second quarter of fiscal 2005 of $4.2 million and the associated earnings from an entity subject to significant influence were $0.3 million.

Gain on Sale of Assets
For the nine months ended June 30, 2006, the gain on sale of assets of $10.5 million resulted from the sale of the electronic switching assets in December 2005.

Income Taxes
The reduction in the income taxes expense for the three and nine months periods ended on June 30, 2006 versus prior year resulted mainly from the additional charges before taxes as a result of the competitive strengthening program.

The income tax rate was 30.4% in the quarter, compared to 34.5 % for the same period a year ago. The reduction in the income tax rate mainly resulted from the future income tax rate decrease starting in 2008 in Canada, which was enacted on June 22, 2006 and a change in the distribution of our earnings across our geographic markets as well as the effect of the benefits arising from investments in subsidiaries.

Management's Discussion and Analysis of Financial Position and Results of Operations

For the third quarter ended June 30, 2006

Earnings

The following table includes a reconciliation between net earnings from continuing operations prior to restructuring costs related to specific items and net earnings from continuing operations which is reported in accordance with Canadian GAAP:

	3 months ended June 30, 2006	3 months ended June 30, 2005	Change	9 months ended June 30, 2006	9 months ended June 30, 2005	Change
(in '000 of dollars unless otherwise indicated)	$	$ Restated	%	$	$ Restated	%
Net earnings from continuing operations prior to restructuring costs related to specific items	**46,392**	56,621	(18.1)	**138,122**	163,283	(15.4)
Net earnings from continuing operations prior to restructuring costs related to specific items margin	*5.4%*	*6.0%*		*5.2%*	*5.9%*	
Restructuring costs related to specific items	**15,020**	-	-	**46,335**	-	-
Tax impact of restructuring costs related to specific items	**(4,572)**	-	-	**(15,214)**	-	-
Net earnings from continuing operations	**35,944**	56,621	(36.5)	**107,001**	163,283	(34.5)
Net earnings from continuing operations margin	*4.1%*	*6.0%*		*4.1%*	*5.9%*	
Net gain (loss) from discontinued operations	**-**	1,138	(100.0)	**-**	(2,587)	(100.0)
Net earnings	**35,944**	57,759	(37.8)	**107,001**	160,696	(33.4)
Net earnings margin	*4.1%*	*6.2%*		*4.1%*	*5.8%*	
Weighted average number of Class A subordinate shares and Class B shares (basic)	**338,714,368**	436,591,748	(22.4)	**371,656,027**	441,223,152	(15.8)
Basic and diluted earnings per share from continuing operations prior to restructuring costs related to specific items *(in dollars)*	**0.14**	0.13		**0.37**	0.37	
Basic and diluted earnings per share from continuing operations *(in dollars)*	**0.11**	0.13		**0.29**	0.37	
Basic and diluted earnings per share *(in dollars)*	**0.11**	0.13		**0.29**	0.36	

For the three and nine-month periods ended June 30, 2006, the decrease in net earnings from continuing operations when compared to the same periods in prior year is primarily due to the additional charges related to the recent action plan, the interest on the long-term debt required to finance part of the BCE share buyback and the change in adjusted EBIT.

CGI's basic weighted average number of shares outstanding at the end of the quarter was down when compared with the same quarter last year, due to the repurchase of shares.

CGI GROUP INC.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2006

There were no discontinued operations in the third quarter of 2006. The gain of $1.1 million reported in the third quarter of 2005 was partially due to the settlement of litigation pertaining to previously disposed operations.

Liquidity and Capital Resources
CGI's growth is financed through our cash flow from operations, combined with the issuance of debt, borrowing under our existing credit facilities or the issuance of equity. One of our primary financial goals is to maintain an optimal level of liquidity through the active management of our assets and liabilities as well as our cash flows.

At June 30, 2006, cash and cash equivalents were $154.5 million. The following table illustrates the main activities for the three and nine-month periods ended June 30, 2006 and 2005:

	3 months ended June 30, 2006	3 months ended June 30, 2005	9 months ended June 30, 2006	9 months ended June 30, 2005
(in '000 of dollars)				
Cash provided by continuing operating activities	108,309	188,503	253,705	357,937
Cash used in continuing investing activities	(45,223)	(2,250)	(94,257)	(53,657)
Cash used in continuing financing activities	(107,279)	(121,067)	(245,820)	(294,910)
Effect of foreign exchange rate changes on cash and cash equivalents of continuing operations	697	1,169	407	1,043
Net (decrease) increase in cash and cash equivalents of continuing operations	(43,496)	66,355	(85,965)	10,413
Net cash and cash equivalents from discontinued operations	-	2,747	-	990
Net (decrease) increase in cash and cash equivalents	(43,496)	69,102	(85,965)	11,403

Operating Activities
The decline of $80.2 million in cash provided by continuing operating activities versus last year resulted mainly from this quarter's lower profitability ($20.7 million) and payments related to the restructuring plan ($15.0 million) combined with the timing of last year's tax credit receipts ($28.4 million).

Investing Activities
The change of $43.0 million in continuing investing activities was mainly related to the $13.1 million spent to acquire Plaut Consulting SAS and the non-reccurence of last year's proceeds of $15.3 million for the early termination of a contract and $11.0 million for the sale of right.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2006

Other investing activities in the third quarter of 2006 included investments in finite-life intangibles and other long-term assets of $16.9 million, fixed assets of $5.1 million and contract costs of $9.4 million. Investments in finite-life intangibles and other long-term assets were primarily comprised of business solutions ($9.5 million) and software licenses purchased as part of the outsourcing services that we provide to our clients ($2.6 million). The investment in fixed assets was mainly related to improvements to our facilities used to service large outsourcing clients. The investment in contract costs was mainly related to start-up costs for new outsourcing contracts.

We also incurred research expenses of $6.9 million within our costs of services, selling and administrative expenses, while seeking applications for new technology, or conceptually formulating and designing possible prototypes or process alternatives that could potentially lead to new solutions for either existing or new clients. The combined gross research and development spending incurred in the third quarter of 2006 was $16.4 million compared with $21.9 million in the same quarter last year.

Financing Activities
The decrease of $13.8 million in continuing financing activities was mainly due to a reduction in amounts repaid to our credit facilities of $39.4 million, partially offset by the proceeds from warrants and share options exercised in the quarter for $25.1 million and the $26.4 million spent on the share repurchase program in the third quarter of prior year.

Capital Resources

	Total Commitment	Available at June 30, 2006	Outstanding at June 30, 2006
(in '000 of dollars)	$	$	$
Cash and cash equivalents	-	154,494	-
Unsecured committed revolving facilities [1]	1,000,000	381,573	618,427 [2]
Lines of credit and other facilities [1]	31,123	31,123	-
Total	1,031,123	567,190	618,427 [2]

1: Excluding any existing credit facility under non-majority owned entities.
2: Consists of drawn portion and Letters of Credit.

Our cash position and bank lines are sufficient to support our growth strategy. At June 30, 2006, cash and cash equivalents were $154.5 million and the total credit facilities available amounted to $412.7 million. Cash equivalents typically include commercial paper, money market funds and term deposits as well as bankers' acceptances and bearer deposit notes issued by major Canadian banks.

Total long-term debt decreased by $151.5 million to $810.7 million at June 30, 2006, compared to $962.2 million at March 31, 2006. The decrease resulted primarily from a $129.4 million partial repayment of our credit facility and the impact from the fluctuations of foreign currencies against the Canadian dollar.

The company draws from its $1.0 billion in banking facilities for operating activity needs, working capital purposes and for financing acquisitions and outsourcing contracts. The agreement associated with credit facilities is comprised of a Canadian tranche of $850.0 million

Management's Discussion and Analysis of Financial Position and Results of Operations

For the third quarter ended June 30, 2006

and a US tranche equivalent to $150.0 million. As at June 30, 2006, an amount of $381.6 million was available under this agreement. The agreement has a five-year term expiring in December 2009. We also have access to a $25.0 million on-demand line of credit for cash management purposes and $6.1 million of other facilities. The long-term debt agreements contain covenants, which require us to maintain certain financial ratios. On April 21, 2006, we obtained certain amendments to the definition and calculations of the ratios which consider the impact of the action plan to strengthen our competitive position. On the same basis, we amended our agreement for the senior US unsecured notes, on June 9, 2006. At June 30, 2006, CGI was in compliance with these covenants.

We continuously review our cash management and financing strategy in order to optimize the use of funds generated from operations. If additional financial resources were required, the Company would have the flexibility to modify the current financial structure.

Contractual Obligations

We are committed under the terms of contractual obligations with various expiration dates, primarily for the rental of premises, computer equipment used in outsourcing contracts and long-term service agreements. There have not been any material changes to the value of these commitments outside of our normal course of business since the last quarter.

Selected Measures of Liquidity and Capital Resources

	As at June 30, 2006	As at June 30, 2005
Net debt to capitalization ratio	**25.5%**	1.7%
Days sales outstanding *(in days)*	**48**	47
Return on invested capital [1]	**7.0%**	8.4%

1: The return on invested capital ratio represents the proportion of the last four quarters' after-tax adjusted EBIT net of restructuring costs related to specific items over the last four quarters' average invested capital (sum of equity and debt less cash and cash equivalents).

The net debt to capitalization ratio increased compared to last year due to the additional debt issued in the second quarter of 2006 for the purpose of the BCE share repurchase.

Days sales outstanding increased by one day to 48 days when compared with the same quarter of last year, mainly due to the decrease in revenue and the related reduction in the monthly payments-in-advance from our outsourcing clients.

The decrease in the return on invested capital ratio is due to the restructuring charge and the reduction in work from the BCE family of companies.

Financial Instruments

From time to time, the Company uses various financial instruments to manage its exposure to fluctuations of foreign currency exchange rates. The Company does not hold or use any derivative instruments for speculative trading purposes. The Company enters into financial

Management's Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2006

instrument contracts to hedge its net investment in foreign subsidiaries. Foreign exchange translation gain or loss on the net investment is recorded under foreign currency translation adjustment. Any realized or unrealized gain or loss on instruments covering the net investment is also recognized in foreign currency translation adjustment.

Off-Balance Sheet Financing and Guarantees
We do not engage in the practice of off-balance sheet financing, except for the use of operating leases for office space, computer equipment and vehicles. In accordance with GAAP, neither the lease liability nor the underlying asset is carried on the balance sheet as the terms of the leases do not meet the threshold for capitalization. We enter into agreements to provide financial or performance assurances to third parties on the sale of assets, business divestitures guarantees and US government contracts.

In connection with sales of assets and business divestitures, we may be required to pay counterparties for costs and losses incurred as the result of breaches in representations and warranties, intellectual property right infringement and litigation against counterparties. While many of the agreements specify a maximum potential exposure of approximately $108.5 million in total, many do not specify a maximum amount or limited period. It is impossible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification as at June 30, 2006. The Company does not expect to incur any potential payment in connection with these guarantees which will have a materially adverse effect on its consolidated financial statements.

We are also engaged to provide services under contracts with the U.S. Government. The contracts are subject to extensive legal and regulatory requirements and, from time to time, agencies of the U.S. Government investigate whether our operations are being conducted in accordance with these requirements. Generally, the Government has the right to change the scope of, or terminate, these projects at its convenience. The termination or a reduction in the scope of a major government project could have a material adverse effect on our results of operations and financial condition.

In the normal course of business, we may provide certain clients, principally governmental entities, with bid and performance bonds. In general, we would only be liable for the amount of the bid bonds if we refuse to perform the project once the bid is awarded. We would also be liable for the performance bonds in the event of default in the performance of our obligations. As at June 30, 2006, we provided for a total of $112.1 million of these bonds. We believe we are in compliance with our performance obligations under all service contracts for which there is a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a material adverse effect on our consolidated results of operations or financial condition.

In addition, we provide a guarantee of $5.9 million of the residual value of a leased property, accounted for as an operating lease, at the expiration of the lease term.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2006

Related Party Transactions

In the normal course of business, CGI is party to contracts with Innovapost, a joint venture, pursuant to which CGI is its preferred IT supplier. The Company exercises significant influence over Innovapost's operating, financing and investing activities through its 49% ownership interest. The Company's share of the transactions and resulting balances, which were measured at commercial rates, are presented below:

	3 months ended June 30, 2006	3 months ended June 30, 2005	**9 months ended June 30, 2006**	9 months ended June 30, 2005
(in '000 of dollars)	**$**	$	**$**	$
Revenue	**21,082**	29,609	**73,409**	87,953
Accounts receivable	**8,487**	3,719	**8,487**	3,719
Work in progress	**2,043**	1,572	**2,043**	1,572
Prepaid expenses and other current assets	**1,309**	1,913	**1,309**	1,913
Contract costs	**16,864**	17,900	**16,864**	17,900
Accounts payable and accrued liabilities	**-**	218	**-**	218
Deferred revenue	**1,388**	828	**1,388**	828

Critical Accounting Estimates

The Company's significant accounting policies are described in note 2 of the September 30, 2005 audited consolidated financial statements. The preparation of the consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2006

Areas impacted by estimates	Consolidated balance sheets	Consolidated statements of earnings				
		Revenue	Costs of services, selling and administrative	Amortization/ Impairment	Restructuring costs related to specific items	Income taxes
Allowance for doubtful accounts	X		X			
Goodwill	X			X		
Income taxes	X					X
Accounts payable and accrued liabilities	X		X			
Revenue recognition	X[1]	X				
Contract costs	X	X		X		
Investment tax credits	X		X			
Impairment of long-lived assets	X			X		
Restructuring costs related to specific items	X				X	

1: Accounts receivable and work in progress

Allowance for Doubtful Accounts
The allowance for doubtful trade receivables is established when collection of amounts due from clients is deemed improbable. The allowance is reviewed periodically and is based on an analysis of specific outstanding accounts, aging of trade receivables, historical collection experience and client creditworthiness. Indicators of improbable collection include client bankruptcy, client litigation, industry downturns, client cash flow difficulties or ongoing service or billing disputes.

Goodwill
Goodwill is assessed for potential impairment, at the reporting unit level, at least annually or when events or changes in circumstances exist such that the carrying amount may not be recoverable. Such assessment requires a comparison of the fair value of the reporting unit to its carrying value. The estimate of fair value of a reporting unit is based on a discounted cash flows analysis using management approved key assumptions such as future cash flows, growth projections, terminal values and discount rates. Significant changes in the estimates and assumptions used in goodwill impairment testing will not impact cash flows generated from our operations.

Income Taxes
The Company measures income tax assets and liabilities, both current and future, according to enacted or substantively enacted income tax legislation that is expected to apply when the asset is realized or the liability settled. The applicable income tax legislation and regulations are subject to the Company's interpretation. An assessment of the ultimate realization of the future income taxes generated from temporary differences between the book and the tax value of assets and liabilities as well as tax losses carried forward is performed regularly. The

conclusion of whether it is more likely than not that future assets will be realized includes making assessments of expectations of future taxable income. The ultimate amount of future income taxes and income tax provisions could be materially different from those recorded, as is it influenced by future operating results of the Company and its tax interpretations.

Accounts Payable and Accrued Liabilities

The Company accrued for costs incurred to restructure and integrate the acquired businesses and for other liabilities requiring significant judgment. Contingencies for pending or threatened litigation, guarantees and other possible liabilities involve uncertainty as to possible gain or loss to the Company that will ultimately be resolved when one or more future events occur or fail to occur. Resolution of the uncertainty may confirm the reduction of a liability or the occurrence of a liability. The accrued liabilities are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances.

Accrued integration charges are comprised mostly of provisions related to leases for premises occupied by the acquired businesses which the Company plans to vacate. The costs of closure of facilities are estimated at the business acquisition date and the adjustments to initial provision are made as soon as the Company's management has gathered all the significant information. Key assumptions include discount rate and the possibility to sublease vacated premises. The discount rate assumption used to calculate the present value of the Company's projected payments was determined using the interest rate on the unsecured notes of the Company. The possibility to sublease vacated premises was determined using the experience of the Company's management and the knowledge of the Company's advisers regarding specific regions and characteristics of premises.

Furthermore, there are various claims and pending actions against the Company arising in the ordinary course of its business as well as inherited from business acquisitions. Certain of these actions seek damages in significant amounts. Among other things, the Company considers the period in which the underlying cause of the claim occurred, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the loss to determine whether a loss accrual or disclosure in the consolidated financial statements is required.

Revenue Recognition

The determination of revenues and costs on arrangements that use the percentage-of-completion method requires judgment and estimation. The method requires estimates of costs and profits over the entire term of the arrangement, including estimates of resources and costs necessary to complete performance. Moreover, if total costs from a contract are estimated to exceed the estimated total revenue from the contract, then a provision for the estimated loss is made in the period in which the loss first becomes apparent. Another assessment, related to a contract which involves the provision of multiple service elements, is to determine whether the total estimated contract revenue that is allocated to each element based on the relative fair value of each element. Revenue is then recognized for each element as for single-element contracts.

Management regularly reviews arrangement profitability and the underlying estimates.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2006

Contract Costs
Certain costs incurred upon initiation of an outsourcing contract are deferred and amortized over the contract life. These costs consist primarily of incentives and transition costs. Estimates and assumptions that the Company makes include projecting future cash flows in order to assess the recoverability of these contract costs when events or changes in circumstances exist such that the carrying amount may not be recoverable. To assess recoverability, undiscounted estimated cash flows of the contract are projected over its remaining life and compared to the contract costs carrying amount. Changes in the estimates and assumptions on one or more contracts will not impact the cash flows generated by the Company's operations.

Investment Tax Credits
The Company receives refundable tax credits on salaries and tax credits on research and software development costs, which meet the criteria of investment tax credits. The Company is subject to annual audits to verify the amount for which it is entitled and whether it operates eligible activities under the terms of various government tax credit programs. An assessment of the proportion of eligible expenses and of the acceptability rate by these different governments are performed periodically.

Impairment of Long-Lived Assets
The Company tests the recoverability of long-lived assets, such as finite-life intangibles and capital assets, when events or changes in circumstances exist that the carrying amount may not be recoverable. For finite-life intangibles, such as business solutions, software licenses and customer relationships, estimates and assumptions include determining the appropriate period over which to amortize the capitalized costs based on the estimated useful lives, estimating the marketability of the software solutions and the related future revenues, and assessing the cost balances. For internal-use software included in finite-life intangibles and for capital assets, the appropriate amortization period is based on estimates of the Company's ability to utilize these assets on an ongoing basis. To assess the recoverability of capitalized software costs, the Company must estimate future revenue, costs and future cash inflows and outflows. Changes in the estimates and assumptions used in long-lived assets impairment testing will not impact the cash flows generated by the Company's operations.

Restructuring Costs Related to Specific Items
During the second quarter, the Company announced a plan to reduce its workforce and to close and consolidate its facilities. The plan was initiated because of lower than expected BCE work volumes and in an effort to reduce costs and improve its profitability. The charge taken during the quarter is comprised of severance costs and costs related to the consolidation and closure of facilities. The recognition of these charges requires management to make certain judgments and estimates regarding the nature, timing and amount associated with these plans. For leased facilities that have been abandoned or subleased, the estimated lease cost represents future lease payments subsequent to abandonment less estimated sublease income. At each reporting date, we will evaluate the accruals for closed facilities and employee severances to ensure that the accruals are still appropriate.

Management's Discussion and Analysis of Financial Position and Results of Operations

For the third quarter ended June 30, 2006

Summary of Significant Accounting Policies

The interim consolidated financial statements for the three and nine months ended June 30, 2006 and 2005, are unaudited and include all adjustments that the management of CGI considers necessary for a fair presentation of the financial position, results of operations and cash flows.

The disclosures provided for these interim periods do not conform in all respects to the requirements of GAAP for the annual audited consolidated financial statements; therefore, the interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements of the Company for the year ended September 30, 2005. These interim consolidated financial statements have been prepared using the same accounting policies and methods of their application as the annual consolidated financial statements for the year ended September 30, 2005.

Certain comparative figures have been reclassified in order to conform to the current period presentation.

Restatement

The Company provides a centralized service to the Canadian property and casualty insurance industry for the purpose of ordering abstracts of driving records from government authorities. Following its accounting reviews performed during the year ended September 30, 2005, the Company revised its interpretation of the accounting treatment related to those services. The revised interpretation required that the revenue and applicable costs of services charged to clients, which are included in Costs of services, selling and administrative expenses, be presented on a net basis rather than on a gross basis as they had been presented previously. For comparative purposes, the reclassification amounted to $14.8 million and $40.7 million for the three and nine-month periods ended June 30, 2005, respectively. The revised presentation is in accordance with Emerging Issue Committee ("EIC") Abstract 123, "Reporting Revenue Gross as a Principal versus Net as an Agent", which addresses whether an enterprise should recognize revenue based upon the gross amount billed to the client or the net amount retained. This reclassification had no impact on net earnings or cash flows.

Change in Accounting Policies

The CICA has issued the following new Handbook Sections which were effective for interim periods beginning on or after January 1, 2006:

a) Handbook Section 3831, "Non-Monetary Transactions", requires that non-monetary transactions be recorded at fair value unless the transaction has no commercial substance, it is an exchange of inventory, it is non-monetary, non-reciprocal transfer to owners or it's not reliably measurable. The adoption of this section did not have any impact on the consolidated financials statements.

b) EIC 156, "Accounting by a Vendor for Consideration Given to a Customer (Including a Reseller of the Vendor's Products)", provides guidance to companies that give incentives to customers or resellers in the form of cash, equity, free gifts, coupons and other. The adoption of EIC 156 did not have any impact on the consolidated financial statements since the Company already adopted the US equivalent of EIC 156 which is EITF 01-9 "Accounting for Consideration Given by a Vendor to a Customer" issued by the Financial Accounting Standards Board's Emerging Issues Task Force as at September 30, 2002.

Management's Discussion and Analysis of Financial Position and Results of Operations

For the third quarter ended June 30, 2006

Risks and Uncertainties

While we are confident about our long-term prospects, the following risks and uncertainties could affect our ability to achieve our strategic vision and objectives for growth and should be considered when evaluating our potential as an investment.

Risks Related to our Industry

The competition for contracts – We have a disciplined approach to the management of all aspects of our business, with an increasing proportion of our operations certified under ISO 9001. Our management processes were developed to help us ensure that our members consistently deliver services according to our high standards and they are based on strong values underlying our client-focused culture. These processes have contributed to our high contract win and renewal rates to date. Additionally, we have developed a deep strategic understanding of the five economic sectors we target, and this helps enhance our competitive position. CGI is a leading provider of IT and business process services in Canada, and through a combination of organic growth and acquisitions, we continue to strengthen our position in the US market. We have made good progress in growing our revenue from the US and internationally over the past three years and expect this trend to continue. However, the market for new IT and BPS outsourcing contracts remains very competitive and there can be no assurances that we will continue to compete successfully.

The long sales cycle for major outsourcing contracts – As outsourcing deals become larger and more complex, the Company is experiencing longer selling cycles. If it were between six and 18 months in the past, it is now between 12 and 24 months. The lengthening sales cycle could affect our ability to meet annual growth targets.

The availability and cost of qualified IT professionals – There is strong demand for qualified individuals in the IT industry. Over the years, we have been able to successfully attract and retain qualified staff, thanks to our solid culture, strong values and emphasis on career development, as well as performance-driven remuneration. In addition, we have implemented a comprehensive program aimed at attracting and retaining qualified and dedicated professionals. We believe that we are a preferred employer in the IT services industry. We also secure access to additional qualified professionals through outsourcing contract wins and business acquisitions.

The ability to continue developing and expanding service offerings to address emerging business demands and technology trends – We strive to remain at the forefront of developments in the IT services industry, thus ensuring that we can meet the evolving needs of our clients. We achieved this expertise as a result of our specialization in five targeted economic sectors; our non-exclusive commercial alliances with hardware and software vendors and strategic alliances with major partners; our development of proprietary IT solutions to meet the needs of our clients; regular training and sharing of professional expertise across our network of offices and professionals; and business acquisitions that provide specific knowledge or added geographic coverage.

Infringing on the intellectual property rights of others – We cannot be sure that our services and offerings do not infringe on the intellectual property rights of third parties, and we may have infringement claims asserted against us. These claims may be costly, harm our reputation, and prevent us from providing some services and offerings. We enter into licensing agreements with our clients for the right to use intellectual property that includes a commitment to indemnify the licensee against liability and damages arising from any third-party claims of patent, copyright, trademark or trade secret infringement. In some instances, the amount of these indemnity claims could be greater than the revenue we receive from the client. Any claims or litigation in this area, whether we ultimately win or lose, could be time-consuming and costly, injure our reputation, or require us to enter into royalty or licensing arrangements. Any limitation on our ability to sell or use products or services that incorporate challenged software or technologies could cause us to lose revenue-generating opportunities or require us to incur additional expenses to modify solutions for future projects.

Limited ability to protect our intellectual property rights – Our success depends, in part, on our ability to protect our proprietary methodologies and other intellectual property that we use to provide our services. Our general practice is to pursue patent or other appropriate intellectual property protection that is reasonable and necessary to protect and leverage our intellectual assets. We assert trademark rights in and to our name, product names, logos and other markings used to identify our goods and services in the marketplace. We routinely file for and have been granted trademark registrations from the U.S. Patent and Trademark Office and other trademark offices worldwide. However, the laws of some countries in which we conduct business may offer only limited protection of our intellectual property rights; and despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.

Risks Related to our Business

Business mix variations – The proportion of revenue that we generate from shorter-term SI&C projects, versus revenue from long-term outsourcing contracts, will fluctuate at times, affected by acquisitions or other transactions. An increased exposure to revenue from SI&C projects may result in greater quarterly revenue variations.

The financial and operational risks inherent in worldwide operations – We manage operations in 16 countries worldwide, with less than 10% of revenue coming from outside North America. We believe that our Management Foundation, which includes management frameworks and processes that guide business unit leaders in managing our members and clients, helps ensure worldwide operational efficiency and consistency. However, the immense scope of our worldwide operations makes us subject to currency fluctuations; price controls or restrictions on the exchange of foreign currency; the burden of complying with a wide variety of national and local laws; differences in, and uncertainties arising from local business culture and practices; multiple and sometimes conflicting laws and regulations, including tax laws; operating losses incurred in certain countries as we develop our international service delivery capabilities and the non-deductibility of these losses for tax purposes; the absence in some jurisdictions of effective laws to protect our intellectual property rights; restrictions on the movement of cash and other assets; restrictions on the import and export of certain technologies; restrictions on the repatriation of earnings; and political, social and economic instability. We have a hedging strategy in place to protect ourselves, to the extent possible, against foreign currency exposure; but, other than the use of financial products to deliver on our hedging strategy, we do not trade derivative financial instruments. While we believe we have effective management processes in place in each office worldwide, any or all of these risks could impact our global business operations and cause our profitability to decline.

The ability to successfully integrate business acquisitions and the operations of IT outsourcing clients – The integration of acquired operations has become a core competency for us as we have acquired a large number of companies since our inception. Our disciplined approach to management, largely based on our management frameworks, has been an important factor in the successful integration of human resources

Management's Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2006

of acquired companies and the IT operations of outsourcing clients. As at June 30, 2006, the majority of our operations had received ISO 9001 certification.

Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions – With the exception of BCE Inc., its subsidiaries and affiliates, no one company or group of related companies represents more than 10% of our total revenue.

Early termination risk – If we should fail to deliver our services according to contractual agreements, some of our clients could elect to terminate contracts before their agreed expiry date, which would result in a reduction of our earnings and cash flow and may impact the value or our backlog. We have a strong record of successfully meeting or exceeding our clients' needs. We take a professional approach to business, and our contracts are written to clearly identify the scope of our responsibilities and minimize risks. In addition, a number of our outsourcing contractual agreements have termination for convenience and change of control clauses according to which a change in control of CGI could lead to a termination of the said agreements.

Credit risk concentration with respect to trade receivables – We generate a significant portion of our revenue (11.3% in the three-month period ended June 30, 2006) from the subsidiaries and affiliates of one of our large shareholders, namely BCE Inc. However, it is our belief that we are not subject to any significant credit risk, especially in view of our large and diversified client base.

Short-term, project-related contract risks – With the acquisition of AMS, the percentage of revenue that CGI derives from shorter-term, project-oriented contracts increased substantially. We manage all client contracts utilizing the Client Partnership Management Framework ("CPMF"), a process framework which helps ensure that client projects are all managed according to the same high standards throughout the organization. As a result of the CPMF, there is a high degree of rigour and discipline used to accurately estimate the cost of client engagements. However, a significant portion of engagements acquired with AMS are performed on a fixed-price basis. Billing for fixed-price engagements is made in accordance with the contract terms agreed upon with our client, and revenue is recognized based on the percentage of effort incurred to date in relation to the total estimated costs to be incurred over the duration of the respective contract. When making proposals for these types of engagements, we rely on our estimates of costs and timing for completing the projects. These estimates reflect our best judgment regarding the efficiencies of our methodologies and professionals as we plan to apply them to the projects. Any increased or unexpected costs or unanticipated delays in connection with the performance of fixed-price contracts, including delays caused by factors outside our control, could make these contracts less profitable or unprofitable.

Guarantees risk – In the normal course of business, we enter into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and outsourcing services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require us to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2006

Government tax credits risk – An acquisition of control of CGI could translate into a loss of provincial tax credits related to E-Commerce Place and the Cité Multimédia in Montréal, the Carrefour de la nouvelle économie in Saguenay and the Carrefour national des nouvelles technologies de Québec.

Government business risk – Changes in federal, provincial or state government spending policies or budget priorities could directly affect our financial performance. Among the factors that could harm our government contracting business are the curtailment of the government's use of consulting and technology services firms; a significant decline in spending by the governments, in general, or by specific departments or agencies in particular; the adoption of new laws or regulations that affect companies that provide services to governments; delays in the payment of our invoices by government payment offices; and general economic and political conditions. These or other factors could cause government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause us to lose future revenue. Our client base in the government economic sector is very diversified with contracts from many different departments and agencies in the US and Canada; however, government spending reductions or budget cutbacks at these departments or agencies could materially harm our continued performance under these contracts, or limit the awarding of additional contracts from these agencies.

Legal claims made against our work – We create, implement and maintain IT solutions that are often critical to the operations of our clients' business. Our ability to complete large projects as expected could be adversely affected by unanticipated delays, renegotiations, and changing client requirements or project delays. Such problems could subject us to legal liability, which could adversely impact our business, operating results and financial condition, and may negatively affect our professional reputation. We typically include provisions in our contracts which are designed to limit our exposure to legal claims relating to our services and the applications we develop. These provisions may not protect us or may not be enforceable under some circumstances or under the laws of some jurisdictions.

Risk Related to Business Acquisitions
Difficulties in executing our acquisition strategy – A significant part of our growth strategy is dependent on our ability to continue making niche acquisitions to increase the breadth and depth of our service offerings as well as large acquisitions to specifically increase our critical mass in the US and Europe. We cannot, however, make any assurances that we will be able to identify any potential acquisition candidates, consummate any additional acquisitions or that any future acquisitions will be successfully integrated into our operations and provide the tangible value that had been expected. Without additional acquisitions, we are unlikely to maintain our historic or expected growth rates.

Our management faces a complex and potentially time-consuming task in implementing uniform standards, controls, procedures and policies across our business units. Integrating businesses can result in unanticipated operational problems, expenses and liabilities. In addition, to the extent that management is required to devote significant time, attention and resources to the integration of operations, personnel and technology, our ability to service current clients may be reduced, which may adversely affect our revenue and profitability.

Risk Related to the Market
Economic risk – An economic downturn may cause our revenue to decline. The level of business activity of our clients, which is affected by economic conditions, has a bearing upon the results of our operations. We can neither predict the impact that current economic conditions will

have on our future revenue, nor predict when economic conditions will show meaningful improvement. During an economic downturn, our clients and potential clients often cancel, reduce or defer existing contracts and delay entering into new engagements. In general, companies also decide to undertake fewer IT systems projects during difficult economic times, resulting in limited implementation of new technology and smaller engagements. Because there are fewer engagements in a downturn, competition usually increases and pricing for services may decline as competitors, particularly companies with significant financial resources, decrease rates to maintain or increase their market share in our industry. Our pricing, revenue and profitability could be negatively impacted as a result of these factors.

Integrity of Disclosure
Our management assumes the responsibility for the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Board of Directors' duties include the assessment of the integrity of the Company's internal control and information system.

The Audit and Risk Management Committee of CGI is composed entirely of unrelated directors who meet the independence and experience requirements of the New York Stock Exchange and the Toronto Stock Exchange. The responsibilities of our Audit and Risk Management Committee include: a) the review of all our public disclosure documents containing audited or unaudited financial information, b) the review and assessment of the effectiveness of our accounting policies and practices concerning financial reporting, c) the review and monitoring of our internal control procedures, programs and policies and assessment of the adequacy and effectiveness thereof, d) recommendation to the Board of Directors of CGI on the appointment of external auditors, assertion of the independence thereof, review of the terms of engagement thereof and ongoing discussions therewith, e) the review of the audit procedures, and f) such other responsibilities usually attributed to audit and risk committees or as directed by our Board of Directors.

Legal Proceedings
From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. The Company has no reason to believe that the disposition of any such current matters could reasonably be expected to have a material adverse impact on CGI's financial position, results of operations, or the ability to carry on any of its business activities.

Consolidated Financial Statements of

CGI GROUP INC.

For the three and nine months ended June 30, 2006 and 2005

CGI GROUP INC.
Consolidated Statements of Earnings
For the three and nine months ended June 30
(in thousands of Canadian dollars, except share data) (unaudited)

	Three months ended June 30		Nine months ended June 30	
	2006	2005	**2006**	2005
		Restated		Restated
	$	$	**$**	$
Revenue	**866,504**	936,394	**2,631,803**	2,781,146
Operating expenses				
Costs of services, selling and administrative	**746,395**	802,312	**2,282,948**	2,389,639
Amortization (Note 6)	**42,467**	54,909	**129,640**	145,789
Restructuring costs related to specific items (Note 7)	**15,020**	-	**46,335**	-
Interest on long-term debt	**13,146**	5,228	**29,852**	19,207
Other income, net	**(2,193)**	(1,499)	**(5,804)**	(5,646)
Sale of right (Note 10)	**-**	(11,000)	**-**	(11,000)
Gain on sale and earnings from an investment in an entity subject to significant influence	**-**	-	**-**	(4,537)
Gain on sale of assets (Note 5b))	**-**	-	**(10,475)**	-
	814,835	849,950	**2,472,496**	2,533,452
Earnings from continuing operations before income taxes	**51,669**	86,444	**159,307**	247,694
Income taxes	**15,725**	29,823	**52,306**	84,411
Net earnings from continuing operations	**35,944**	56,621	**107,001**	163,283
Net gain (loss) from discontinued operations (Note 8)	**-**	1,138	**-**	(2,587)
Net earnings	**35,944**	57,759	**107,001**	160,696
Basic and diluted earnings per share from continuing operations (Note 4c))	**0.11**	0.13	**0.29**	0.37
Basic and diluted loss per share from discontinued operations (Note 4c))	**-**	-	**-**	(0.01)
Basic and diluted earnings per share (Note 4c))	**0.11**	0.13	**0.29**	0.36

Consolidated Statements of Retained Earnings
For the three and nine months ended June 30
(in thousands of Canadian dollars) (unaudited)

	Three months ended June 30		Nine months ended June 30	
	2006	2005	**2006**	2005
	$	$	**$**	$
Retained earnings, beginning of period	**534,089**	808,945	**895,267**	730,757
Net earnings	**35,944**	57,759	**107,001**	160,696
Share repurchase costs (Note 4a))	**-**	-	**(6,760)**	-
Excess of purchase price over carrying value of Class A subordinate shares acquired (Note 4a))	**-**	(8,214)	**(425,475)**	(32,963)
Retained earnings, end of period	**570,033**	858,490	**570,033**	858,490

CGI GROUP INC.
Consolidated Balance Sheets
(in thousands of Canadian dollars)

	As at June 30, 2006 (unaudited)	As at September 30, 2005 (audited)
	$	$
Assets		
Current assets		
Cash and cash equivalents	154,494	240,459
Accounts receivable	496,475	487,731
Work in progress	201,392	214,470
Prepaid expenses and other current assets	98,858	75,531
Future income taxes	23,146	22,118
	974,365	1,040,309
Capital assets	116,006	116,388
Contract costs	221,340	228,646
Finite-life intangibles and other long-term assets (Note 2)	528,633	580,642
Future income taxes	38,340	46,601
Goodwill	1,738,834	1,773,370
Total assets before funds held for clients	3,617,518	3,785,956
Funds held for clients	250,877	200,703
	3,868,395	3,986,659
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	357,811	378,691
Accrued compensation	134,314	107,014
Deferred revenue	156,519	127,950
Income taxes	22,868	31,955
Future income taxes	43,866	47,163
Current portion of long-term debt	9,667	14,899
	725,045	707,672
Future income taxes	226,710	238,983
Long-term debt (Note 3)	801,069	234,801
Accrued integration charges and other long-term liabilities	99,365	109,810
Total liabilities before clients' funds obligations	1,852,189	1,291,266
Clients' funds obligations	250,877	200,703
	2,103,066	1,491,969
Shareholders' equity		
Capital stock (Note 4a))	1,404,583	1,762,973
Contributed surplus (Note 4a) and 4b))	78,301	67,578
Warrants (Note 4a))	-	19,655
Retained earnings	570,033	895,267
Foreign currency translation adjustment	(287,588)	(250,783)
	1,765,329	2,494,690
	3,868,395	3,986,659

CGI GROUP INC.
Consolidated Statements of Cash Flows
For the three and nine months ended June 30
(in thousands of Canadian dollars) (unaudited))

	Three months ended June 30		Nine months ended June 30	
	2006	2005	**2006**	2005
	$	$	**$**	$
Operating activities				
Net earnings from continuing operations	**35,944**	56,621	**107,001**	163,283
Adjustments for:				
Amortization (Note 6)	**48,688**	61,717	**147,919**	167,546
Non-cash portion of restructuring costs related to specific items (Note 7)	**692**	-	**692**	-
Deferred credits	**-**	(734)	**(781)**	(2,258)
Future income taxes	**1,956**	(4,729)	**(11,768)**	17,211
Foreign exchange loss	**2,827**	1,346	**2,185**	3,479
Stock-based compensation expense (Note 4b))	**2,347**	4,748	**8,641**	15,454
Gain on sale and earnings from an investment in an entity subject to significant influence	**-**	-	**-**	(4,537)
Sale of right (Note 10)	**-**	(11,000)	**-**	(11,000)
Gain on sale of assets	**-**	-	**(10,475)**	-
Net change in non-cash working capital items	**15,855**	80,534	**10,291**	8,759
Cash provided by continuing operating activities	**108,309**	188,503	**253,705**	357,937
Investing activities				
Business acquisitions (net of cash acquired) (Note 5a))	**(14,845)**	(356)	**(20,222)**	(43,607)
Proceeds from sale of assets and businesses (Note 5b))	**-**	-	**27,559**	29,521
Proceeds from sale of right	**-**	11,000	**-**	11,000
Purchase of capital assets	**(5,055)**	(5,178)	**(27,009)**	(20,128)
Proceeds from disposal of capital assets	**-**	156	**448**	6,502
Contract costs	**(9,413)**	(7,523)	**(25,804)**	(19,508)
Reimbursement of contract costs upon termination of a contract	**-**	15,300	**-**	15,300
Additions to finite-life intangibles and other long-term assets	**(16,862)**	(19,543)	**(52,915)**	(64,249)
Proceeds from sale of investment in an entity subject to significant influence	**-**	-	**-**	20,849
Decrease in other long-term assets	**952**	3,894	**3,686**	10,663
Cash used in continuing investing activities	**(45,223)**	(2,250)	**(94,257)**	(53,657)
Financing activities				
Increase in credit facilities (Note 3)	**-**	-	**738,605**	190,000
Repayment of credit facilities	**(129,449)**	(90,000)	**(158,944)**	(397,578)
Repayment of long-term debt	**(2,888)**	(6,251)	**(10,098)**	(14,101)
Repurchase of Class A subordinate shares (including share purchase costs)	**-**	(26,356)	**(873,175)**	(76,004)
Issuance of shares (net of share issue costs)	**25,058**	1,540	**57,792**	2,773
Cash used in continuing financing activities	**(107,279)**	(121,067)	**(245,820)**	(294,910)
Effect of foreign exchange rate changes on cash and cash equivalents of continuing operations	**697**	1,169	**407**	1,043
Net (decrease) increase in cash and cash equivalents of continuing operations	**(43,496)**	66,355	**(85,965)**	10,413
Net cash and cash equivalents provided by discontinued operations	**-**	2,747	**-**	990
Cash and cash equivalents, beginning of period	**197,990**	142,924	**240,459**	200,623
Cash and cash equivalents, end of period	**154,494**	212,026	**154,494**	212,026
Interest paid	**6,457**	731	**25,154**	13,164
Income taxes paid	**18,193**	8,948	**59,935**	53,075

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2006 and 2005
(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

1. Summary of significant accounting policies

The interim consolidated financial statements for the three and nine months ended June 30, 2006 and 2005, are unaudited and include all adjustments that management of CGI Group Inc. (the "Company") considers necessary for a fair presentation of the financial position, results of operations and cash flows.

The disclosures provided for these interim periods do not conform in all respects to the requirements of generally accepted accounting principles ("GAAP") for the annual consolidated financial statements; therefore, the interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended September 30, 2005. These interim consolidated financial statements have been prepared using the same accounting policies and methods of their application as the annual consolidated financial statements for the year ended September 30, 2005.

Certain comparative figures have been reclassified in order to conform to the current period presentation.

Restatement

The Company provides a centralized service to the Canadian property and casualty insurance industry for the purpose of ordering abstracts of driving records from government authorities. Following its accounting reviews performed during the year ended September 30, 2005, the Company revised its interpretation of the accounting treatment related to those services. The revised interpretation required that the revenue and applicable costs of services charged to clients, which are included in Costs of services, selling and administrative expenses, be presented on a net basis rather than on a gross basis as they had been presented previously. For comparative purposes, the reclassification amounted to $14,786,000 and $40,731,000 for the three and nine months ended June 30, 2005, respectively. The revised presentation is in accordance with Emerging Issue Committee ("EIC") Abstract 123, "Reporting Revenue Gross as a Principal versus Net as an Agent", which addresses whether an enterprise should recognize revenue based upon the gross amount billed to the client or the net amount retained. This reclassification had no impact on net earnings or cash flows.

Change in accounting policies

The Canadian Institute of Chartered Accountants ("CICA") has issued the following new Handbook Sections which were effective for interim periods beginning on or after January 1, 2006:

a) Handbook Section 3831, "Non-Monetary Transactions", requires that non-monetary transactions be recorded at fair value unless the transaction has no commercial substance, it is an exchange of inventory, it is non-monetary, non-reciprocal transfer to owners or it's not reliably measurable. The adoption of this section did not have any impact on the consolidated financials statements.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2006 and 2005
(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

1. Summary of significant accounting policies (continued)

Change in accounting policies (continued)

b) EIC 156, "Accounting by a Vendor for Consideration Given to a Customer (Including a Reseller of the Vendor's Products)", provides guidance to companies that give incentives to customers or resellers in the form of cash, equity, free gifts, coupons and other. The adoption of EIC 156 did not have any impact on the consolidated financial statements since the Company already adopted the US equivalent of EIC 156 which is EITF 01-9 "Accounting for Consideration Given by a Vendor to a Customer" issued by the Financial Accounting Standards Board's Emerging Issues Task Force as at September 30, 2002.

Future accounting changes

The CICA has issued the following new Handbook Sections:

a) Handbook Section 3855, "Financial Instruments - Recognition and Measurement", effective for interim periods beginning on or after October 1, 2006. The section describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. All financial assets, except for those classified as held-to-maturity, and derivative financial instruments must be measured at their fair value. All financial liabilities must be measured at their fair value if they are classified as held for trading purposes, if not, they are measured at their carrying value. The Company is currently evaluating the impact of the adoption of this new section on the consolidated financial statements.

b) Handbook Section 1530, "Comprehensive Income", and Section 3251, "Equity", effective for interim periods beginning on or after October 1, 2006. Comprehensive income is the change in equity of an enterprise during a period arising from transactions and other events and circumstances from non-owner sources. It includes items that would normally not be included in net income such as changes in the foreign currency translation adjustment relating to self-sustaining foreign operations and unrealized gains or losses on available-for-sale financial instruments. This section describes how to report and disclose comprehensive income and its components. Section 3251, "Equity", replaces Section 3250, "Surplus", and establishes standards for the presentation of equity and changes in equity as a result of the new requirements of Section 1530, "Comprehensive Income". Upon adoption of this section, the consolidated financial statements will include a statement of comprehensive income.

c) Handbook Section 3865, "Hedges", effective for interim periods beginning on or after October 1, 2006. This section describes when hedge accounting is appropriate. Hedge accounting ensures that all gains, losses, revenues and expenses from the derivative and the item it hedges are recorded in the statement of earnings in the same period. The Company is currently evaluating the impact of the adoption of this section on the consolidated financial statements.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2006 and 2005
(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

2. Finite-life intangibles and other long-term assets

		As at June 30, 2006			As at September 30, 2005	
	Cost	**Accumulated amortization**	**Net book value**	Cost	Accumulated amortization	Net book value
	$	**$**	**$**	$	$	$
Internal software	**71,168**	**28,878**	**42,290**	75,088	31,056	44,032
Business solutions	**248,855**	**76,427**	**172,428**	227,214	51,114	176,100
Software licenses	**128,569**	**82,083**	**46,486**	135,991	69,644	66,347
Customer relationships and other	**380,570**	**134,525**	**246,045**	382,111	103,819	278,292
Finite-life intangibles	**829,162**	**321,913**	**507,249**	820,404	255,633	564,771
Financing lease			**-**			1,788
Deferred financing fees and other			**21,384**			14,083
Other long-term assets			**21,384**			15,871
Total finite-life intangibles and other long-term assets			**528,633**			580,642

3. Credit facilities

The Company has available a five-year unsecured revolving credit facility for an amount of $1,000,000,000 maturing in December 2009. This agreement comprises a Canadian tranche with a limit of $850,000,000 and a U.S. tranche equivalent to $150,000,000. The interest rate charged is determined by the denomination of the amount drawn. As at June 30, 2006, an amount of $590,000,000 has been drawn upon this facility. Also, an amount of $28,426,639 has been committed against this facility to cover various letters of credit issued for clients and other parties. Financing fees of $1,000,000 were incurred during the third quarter of 2006 and were recorded in Finite-life intangibles and other long-term assets. In addition to the revolving credit facility, the Company has available demand lines of credit in the amounts of $27,000,000 and £2,000,000. As at June 30, 2006, no amount has been drawn upon these facilities.

The long-term debt agreements contain covenants which require the Company to maintain certain financial ratios. At June 30, 2006, the Company is in compliance with the covenants of its credit facilities and other long-term debt. On April 21, 2006, the Company obtained certain amendments to the definition and calculations of the ratios which take into account the impact of restructuring activities on the unsecured revolving credit facility. In addition, on June 9, 2006, the Company amended its agreement for the Senior US unsecured notes, as it relates to financial ratios.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2006 and 2005
(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

4. Capital stock, stock options and earnings per share

a) Capital stock

Changes in Class A subordinate and the Class B shares were as follows:

| | Nine months ended June 30, 2006 | | | |
| | Class A subordinate shares | | Class B shares | |
	Number	Carrying value	Number	Carrying value
		$		$
Balance, beginning of period	397,448,329	1,718,105	33,772,168	44,868
Repurchased and cancelled[(1)]	(100,846,200)	(433,755)	-	-
Options exercised[(2)]	1,185,012	11,528	-	-
Warrants exercised[(3)]	7,131,236	60,981	435,991	2,856
Balance, end of period	304,918,377	1,356,859	34,208,159	47,724

| | Twelve months ended September 30, 2005 | | | |
| | Class A subordinate shares | | Class B shares | |
	Number	Carrying value	Number	Carrying value
		$		$
Balance, beginning of period	410,720,891	1,775,362	33,772,168	44,868
Repurchased and cancelled	(14,078,360)	(60,998)	-	-
Repurchased and not cancelled	-	(3,665)	-	-
Options exercised	805,798	7,406	-	-
Balance, end of period	397,448,329	1,718,105	33,772,168	44,868

[(1)] On January 12, 2006, the Company concluded a transaction whereby the Company repurchased from BCE for cancellation 100 million of its Class A subordinate shares at a price of $8.5923 per share. The excess of the purchase price over the carrying value of Class A subordinate shares repurchased in the amount of $425,475,000 as well as share repurchase costs in the amount of $6,760,000, were charged to retained earnings.

On January 31, 2006, the Company announced that its Board of Directors had authorized the renewal of the share repurchase program which enables the Company to purchase up to 29,288,443 Class A subordinate shares for cancellation from February 3, 2006 to February 2, 2007. No shares have been repurchased under this renewed program. During the twelve months ended September 30, 2005, the Company repurchased 14,896,200 Class A subordinate shares of which 846,200 Class A subordinate shares, with a purchase value, of $7,185,000, have been paid and cancelled in the three months ended December 31, 2005.

[(2)] The carrying value of Class A subordinate shares includes $3,302,000 ($2,855,000 for the twelve months ended September 30, 2005) of contributed surplus representing the value of compensation cost associated with the options exercised and the value of exercised options assumed in connection with acquisitions.

[(3)] During the second quarter in 2006, Desjardins Group exercised its warrant to purchase 4,000,000 Class A subordinate shares of the Company at a price of $6.55 each for an aggregate amount of $26,200,000.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2006 and 2005
(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

4. Capital stock, stock options and earnings per share (continued)

a) Capital stock (continued)

(3) The carrying value of these Class A subordinate shares includes $14,271,000 which was previously recorded under Warrants caption.

On April 6, 2006, BCE exercised its warrants resulting in the issuance of 3,131,236 Class A subordinate shares of the Company at a price of $6.55 each for an aggregate amount of $20,510,000. Also, on April 28, 2006, the Company's Class B shareholders exercised their warrants totaling 435,991 Class B shares at a price of $6.55 each for an aggregate amount of $2,856,000.

On June 13, 2006, 1,118,210 warrants of Laurentian Bank expired, resulting in a transfer of their carrying value of $5,384,000 from the Warrants caption to the Contributed surplus caption.

b) Stock options

Under the Company's stock option plan, the Board of Directors may grant, at its discretion, options to purchase Class A subordinate shares to certain employees, officers, directors and consultants of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate shares on the Toronto Stock Exchange on the day preceding the date of the grant. Options generally vest one year from the date of grant conditionally upon achievement of objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death.

The following table presents the compensation expense and the weighted average assumptions used to determine the stock-based compensation expense recorded in Cost of services, selling and administrative expenses using the Black-Scholes option pricing model:

	Three months ended June 30		Nine months ended June 30	
	2006	2005	**2006**	2005
Compensation expense ($)	**2,347**	4,748	**8,641**	15,454
Dividend yield	**0.0%**	0.0%	**0.0%**	0.0%
Expected volatility	**31.4%**	43.4%	**38.2%**	45.9%
Risk-free interest rate	**4.3%**	3.54%	**3.89%**	3.93%
Expected life (years)	**5**	5	**5**	5
Weighted average grant date fair values ($)	**2.93**	3.02	**3.43**	3.87

The following table presents information concerning all outstanding stock options granted by the Company:

Number of options	**Nine months ended June 30, 2006**	Twelve months ended September 30, 2005
Outstanding, beginning of period	**26,538,654**	25,537,300
Granted	**6,389,024**	5,079,636
Exercised	**(1,185,012)**	(805,798)
Forfeited and expired	**(3,243,172)**	(3,272,484)
Outstanding, end of period	**28,499,494**	26,538,654

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2006 and 2005
(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

4. Capital stock, stock options and earnings per share (continued)

c) Earnings per share

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended June 30, 2006			Three months ended June 30, 2005		
	Net earnings (numerator)	Number of shares (denominator)	Earnings per share	Net earnings (numerator)	Number of shares (denominator)	Earnings per share
	$		$	$		$
	35,944	338,714,368	0.11	57,759	436,591,748	0.13
Dilutive options [2]		800,958			812,765	
Dilutive warrants [2]		49,812			728,452	
	35,944	339,565,138	0.11	57,759	438,132,965	0.13

	Nine months ended June 30, 2006			Nine months ended June 30, 2005		
	Net earnings (numerator)	Number of shares (denominator) [1]	Earnings per share	Net earnings (numerator)	Number of shares (denominator)	Earnings per share
	$		$	$		$
	107,001	371,656,027	0.29	160,696	441,223,152	0.36
Dilutive options [2]		1,565,693			1,090,762	
Dilutive warrants [2]		1,102,064			1,105,297	
	107,001	374,323,784	0.29	160,696	443,419,211	0.36

[1] 846,200 Class A subordinate shares cancelled during the three months ended December 31, 2005, were excluded from the calculation of earnings per share as of the date of repurchase.

[2] The calculation of the dilutive effects excludes all anti-dilutive options and warrants that would not be exercised because their exercise price is higher than the average market value of a Class A subordinate share of the Company for each of the periods shown in the table. The number of excluded options was 24,375,869 and 18,584,096 for the three and nine months ended June 30, 2006, respectively and 22,900,078 and 22,617,676 for the three and nine months ended June 30, 2005, respectively. The number of excluded warrants was nil for the three and nine months ended June 30, 2006, respectively and 2,113,041 for the three and nine months ended June 30, 2005, respectively.

(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

5. Investments in subsidiaries and joint ventures

a) Acquisitions

For all business acquisitions, the Company begins recording the results of operations of the acquired entities as of their respective effective acquisition dates.

On June 1st, 2006, the Company acquired all outstanding shares of Plaut Consulting SAS ("Plaut"), a French management and technology consulting firm for an aggregate consideration of $18,400,000 of which $13,079,000 has already been paid. Recognized for its expertise in implementing SAP solutions, Plaut guides its worldwide clients through organizational and information systems transformation projects. The amount assigned to non-deductible goodwill is $12,678,000 and is included in the IT segment.

On February 2, 2006, the Company acquired all outstanding shares of Pangaea Systems Inc. ("Pangaea"), an information technology services company based in Alberta, Canada for an approximate aggregate paid consideration of $6,700,000. Pangaea specializes in development of internet-based solutions and related services mostly in the public sector, as well as in the sectors of energy and financial services. The amount assigned to non-deductible goodwill is $6,247,000 and is included in the IT segment.

b) Dispositions

On October 26, 2005, the Company disposed of its electronic switching assets to Everlink Payment Services Inc. for cash consideration of $27,559,000 which was received during the second quarter of fiscal year 2006. The net assets disposed of included goodwill of $13,172,000 and the transaction resulted in a gain of $10,475,000.

c) Modifications to purchase price allocations

During the nine months ended June 30, 2006, the Company modified the purchase price allocation and made adjustments relating to certain business acquisitions, resulting in a net increase of non-cash working capital items, long-term debt and customer relationships of $2,841,000, $463,000 and $287,000, respectively, and a net decrease of integration charges, future income tax assets and cash of $8,661,000, $4,465,000 and $443,000, respectively, whereas goodwill decreased by $6,418,000.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2006 and 2005
(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

5. Investments in subsidiaries and joint ventures (continued)

d) Balance of integration charges

For AMS and Cognicase, the components of the integration charges related to business acquisitions included in accounts payable and accrued liabilities as well as accrued integration charges and other long-term liabilities are as follows:

	Consolidation and closure of facilities	Severance	Total
	$	$	$
Balance, as at October 1, 2005	**57,118**	**5,194**	**62,312**
Adjustments to initial provision[(1)]	**(10,188)**	**(1,688)**	**(11,876)**
Foreign currency translation adjustment	**(991)**	**153**	**(838)**
Paid during the nine-month period	**(8,199)**	**(1,284)**	**(9,483)**
Balance, as at June 30, 2006[(2)]	**37,740**	**2,375**	**40,115**

[(1)] Has been recorded as a decrease of goodwill. This amount includes the amount of goodwill decrease presented in Note 5c).

[(2)] Of the total balance remaining, $9,553,000 is included in accounts payable and accrued liabilities and $30,562,000 is included in accrued integration charges and other long-term liabilities.

6. Amortization

	Three months ended June 30		Nine months ended June 30	
	2006	2005	**2006**	2005
	$	$	**$**	$
Amortization of capital assets	**7,573**	10,342	**25,512**	32,678
Amortization of contract costs related to transition costs	**4,055**	3,427	**12,044**	10,689
Amortization of finite-life intangibles	**30,839**	31,539	**91,087**	92,821
Impairment of contract costs and finite-life intangibles (Note 10)	**-**	9,601	**997**	9,601
	42,467	54,909	**129,640**	145,789
Amortization of contract costs related to incentives (presented as reduction of revenue)	**6,221**	6,808	**18,279**	21,757
	48,688	61,717	**147,919**	167,546

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2006 and 2005
(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

7.   Restructuring costs related to specific items

On March 29, 2006, the Company announced a restructuring plan impacting members located primarily in Montreal and Toronto, of which a significant portion is related to lower than expected BCE (a shareholder) work volumes. Approximately 850 of the total headcount reductions were effective as of June 30, 2006, and the remainder will be completed by the end of the calendar year. The acceleration and expansion of CGI's Global Delivery Model will partially offset the headcount reductions by creating some 400 new jobs throughout its network. Under the terms of the contract agreement signed on December 16, 2005, BCE will share in severance costs with a maximum contribution capped at $10,000,000 for severance costs applicable to headcounts reductions exceeding 100 positions.

Total amount to be incurred as a result of this restructuring plan will approximate $90,000,000, of which $57,000,000 (after BCE contribution) will be for severance and $33,000,000 for consolidation and closure of facilities.

The following table shows details of restructuring costs related to specific items recorded in the statement of earnings during the three and nine months ended June 30, 2006:

For the three months ended June 30, 2006	Severance	Consolidation and closure of facilities	Total
	$	$	$
IT services	11,768	4,296	16,064
BPS	226	215	441
Corporate	390	1,984	2,374
Restructuring costs related to specific items	12,384	6,495	18,879
BCE contribution	(3,859)	-	(3,859)
Total restructuring costs related to specific items	**8,525**	**6,495**	**15,020**
For the nine months ended June 30, 2006			
IT services	42,812	4,296	47,108
BPS	2,193	215	2,408
Corporate	2,759	1,984	4,743
Restructuring costs related to specific items	47,764	6,495	54,259
BCE contribution	(7,924)	-	(7,924)
Total restructuring costs related to specific items	**39,840**	**6,495**	**46,335**

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2006 and 2005
(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

7. Restructuring costs related to specific items (continued)

The following table shows the components of the restructuring provision, included in accrued compensation and in accounts payable and accrued liabilities:

	Severance	Consolidation and closure of facilities	Total
	$	$	$
Balance, as at October 1, 2005	-	-	-
IT services	31,044	-	31,044
BPS	1,967	-	1,967
Corporate	2,369	-	2,369
Restructuring costs related to specific items	35,380	-	35,380
Payments made	(4,231)	-	(4,231)
Balance, as at March 31, 2006	31,149	-	31,149
Additional provision:			
IT services	**11,768**	**4,296**	**16,064**
BPS	**226**	**215**	**441**
Corporate	**390**	**1,984**	**2,374**
Restructuring costs related to specific items	**43,533**	**6,495**	**50,028**
Payments made	**(34,303)**	**(2,888)**	**(37,191)**
Non-cash portion of restructuring costs related to specific items	**-**	**(692)**	**(692)**
Balance, as at June 30, 2006	**9,230**	**2,915**	**12,145**

8. Discontinued operations

During the year ended September 30, 2005, the Company formally adopted plans to divest from certain activities which were not in line with the Company's strategy. The Company disposed of the principal assets of Keyfacts Entreprises Canada Inc. ("Keyfacts"), a wholly-owned subsidiary of the Company as well as disposed of its US Services to Credit Unions business unit and its CyberSuite product line. Keyfacts is a provider of information search and retrieval services for investigative purposes. US Services to Credit Unions is a provider of core processing for credit unions in the United States.

The following table presents summarized financial information related to discontinued operations:

	Three months ended June 30		Nine months ended June 30	
	2006	2005	2006	2005
	$	$	$	$
Revenue	-	1,542	-	17,495
Operating expenses	-	(130)	-	11,754
Amortization	-	-	-	610
Earnings before income taxes	-	1,672	-	5,131
Income taxes	-	534	-	7,718
Net gain (loss) from discontinued operations	-	1,138	-	(2,587)

Discontinued operations were included in the business process services segment for the three and nine months ended June 30, 2005.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2006 and 2005
(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

9. Segmented information

The Company has two lines of business ("LOB"): IT services ("IT") and business process services ("BPS").

The focus of these LOBs is as follows:

The IT services LOB provides a full-range of IT services, including systems integration, consulting and outsourcing, to clients worldwide. The professionals and facilities located in India and Canada also serve the United States and foreign-based clients as an integral part of their off-shore and nearshore delivery model.

The BPS LOB provides a full spectrum of business process outsourcing services to its client base. Its services include business processing for the financial services sector, as well as other services such as payroll and document management services.

The following presents information on the Company's operations based on its management structure:

As at and for the three months ended June 30, 2006	IT services	BPS	Corporate	Total
	$	$	$	$
Revenue	764,106	102,398	-	866,504
Earnings (loss) before interest on long-term debt, other income, gain on sale of assets, restructuring costs related to specific items, income taxes and discontinued operations[1]	85,572	13,178	(21,108)	77,642
Total assets	2,906,859	693,983	267,553	3,868,395

[1] Amortization included in IT services, BPS and Corporate is $39,471,000, $6,893,000 and $2,324,000 respectively.

As at and for the three months ended June 30, 2005	IT services	BPS	Corporate	Total
	$	$	$	$
Revenue (restated)	825,051	111,343	-	936,394
Earnings (loss) before interest on long-term debt, other income, gain on sale and earnings from an investment in an entity subject to significant influence, income taxes and discontinued operations[1]	92,268	20,868	(22,963)	90,173
Total assets	3,058,621	728,334	349,445	4,136,400

[1] Amortization included in IT services, BPS and Corporate is $45,641,000, $13,888,000 and $2,188,000 respectively.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2006 and 2005
(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

9. Segmented information (continued)

As at and for the nine months ended June 30, 2006	IT services	BPS	Corporate	Total
	$	$	$	$
Revenue	2,314,808	316,995	-	2,631,803
Earnings (loss) before interest on long-term debt, other income, gain on sale of assets, restructuring costs related to specific items, income taxes and discontinued operations[1]	241,040	38,598	(60,423)	219,215
Total assets	2,906,859	693,983	267,553	3,868,395

[1] Amortization included in IT services, BPS and Corporate is $123,773,000, $17,183,000 and $6,963,000 respectively.

As at and for the nine months ended June 30, 2005	IT services	BPS	Corporate	Total
	$	$	$	$
Revenue (restated)	2,447,507	333,639	-	2,781,146
Earnings (loss) before interest on long-term debt, other income, gain on sale and earnings from an investment in an entity subject to significant influence, income taxes and discontinued operations[1]	266,590	54,152	(64,024)	256,718
Total assets	3,058,621	728,334	349,445	4,136,400

[1] Amortization included in IT services, BPS and Corporate is $136,215,000, $24,367,000 and $6,964,000 respectively.

The accounting policies of each segment are the same as those described in the summary of significant accounting policies. See Note 2 of the annual consolidated financial statements of the Company for the year ended September 30, 2005. The figures are presented net of intersegment sales and transfers, which are measured as if the sales or transfers were to third parties.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2006 and 2005
(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

10. Sale of right

On June 15, 2005, the Company entered into an alliance ("arrangement") with a financial institution. Under this arrangement, the Company has sold to this financial institution a right to access the Company's Canadian Credit Union ("Credit Union") clients in order to offer them its business solutions in exchange for cash consideration of $13,500,000. A portion of this consideration in the amount of $2,500,000 has been recorded as deferred revenue and will be reversed to earnings upon certain conditions being met. Additional consideration, up to a maximum of $10,000,000, may be received by the Company based on the number of Credit Union clients transitioning to the financial institution's business solutions. The Company will continue to support or provide services to the Credit Unions with its current solutions and methodologies until this transitioning is completed. As a result of the above transaction, contract costs and business solutions relating to the Credit Unions in the amount of $5,106,000 and $4,495,000, respectively, were impaired and included in amortization expense.

11. Guarantees

Contingencies

From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. The Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a material adverse impact on the Company's financial position, results of operations, or the ability to carry on any of its business activities.

Sale of assets and business divestitures

In connection with sale of assets and business divestitures, the Company may be required to pay counterparties for costs and losses incurred as the result of breaches in representations and warranties, intellectual property right infringement and litigation against counterparties. While many of the agreements specify a maximum potential exposure of approximately $108,500,000 in total, others do not specify a maximum amount or limited period. It is impossible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification as at June 30, 2006. The Company does not expect to incur any potential payment in connection with these guarantees which could have a materially adverse effect on its consolidated financial statements.

U.S. Government contracts

The Company is engaged to provide services under contracts with the U.S. Government. The contracts are subject to extensive legal and regulatory requirements and, from time to time, agencies of the U.S. Government investigate whether the Company's operations are being conducted in accordance with these requirements. Generally, the Government has the right to change the scope of, or terminate, these projects at its convenience. The termination or a reduction in the scope of a major government project could have a material adverse effect on our results of operations and financial condition.

11. Guarantees (continued)

Other transactions

In the normal course of business, the Company may provide certain clients, principally governmental entities, with bid and performance bonds. In general, the Company would only be liable for the amount of the bid bonds if the Company refuses to perform the project once the bid is awarded. The Company would also be liable for the performance bonds in the event of default in the performance of its obligations. As at June 30, 2006, the Company provided for a total of $112,100,000 of these bonds. The Company believes it is in compliance with its performance obligations under all service contracts for which there is a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a material adverse effect on the Company's consolidated results of operations or financial condition.

In addition, the Company provides a guarantee of $5,900,000 of the residual value of a leased property, accounted for as an operating lease, at the expiration of the lease term.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2006 and 2005
(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

12. Reconciliation of results reported in accordance with Canadian GAAP to US GAAP

The material differences between Canadian and US GAAP affecting the Company's consolidated financial statements are detailed in the table below. The Company's most recent annual financial statements describe the circumstances which gave rise to the material differences between Canadian and US GAAP applicable as at September 30, 2005.

	Three months ended June 30		Nine months ended June 30	
	2006	2005	**2006**	2005
Reconciliation of net earnings	**$**	$	**$**	$
Net earnings - Canadian GAAP	**35,944**	57,759	**107,001**	160,696
Adjustments for:				
Stock-based compensation (a)	**-**	4,748	**-**	15,454
Warrants	**351**	351	**1,053**	1,053
Other	**477**	(344)	**887**	(968)
Net earnings - US GAAP	**36,772**	62,514	**108,941**	176,235
Other comprehensive income				
Foreign currency translation adjustment	**(41,501)**	7,997	**(36,805)**	(26,009)
Comprehensive income	**(4,729)**	70,511	**72,136**	150,226
Basic and diluted earnings per share - US GAAP	**0.11**	0.14	**0.29**	0.40

	As at June 30, 2006	As at September 30, 2005
	$	$
Reconciliation of shareholders' equity		
Shareholders' equity - Canadian GAAP	**1,765,329**	2,494,690
Adjustments for:		
Stock-based compensation (a)	**58,411**	58,411
Warrants	**(5,427)**	(6,480)
Unearned compensation	**(3,694)**	(3,694)
Integration costs	**(6,606)**	(6,606)
Goodwill	**28,078**	28,078
Adjustment for change in accounting policy	**9,715**	9,715
Other	**(7,996)**	(9,463)
Shareholders' equity - US GAAP	**1,837,810**	2,564,651

(a)   Stock-based compensation

Under Canadian GAAP, stock-based employee compensation was accounted for using the fair value-based method beginning October 1, 2004, as required by CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments". Under US GAAP, the Statement of Financial Accounting Board No. 123 (revised 2004), "Share-Based Payment" is effective for fiscal years beginning on or after June 15, 2005. The Company adopted the modified prospective application of the recommendation of the Statement effective October 1, 2005. The adoption of this Statement did not have a material impact on the Company's consolidated financial statements.